Securities and Exchange Commission
Washington, DC 20579
Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Alerus Financial Corporation

Common Stock, $1 par value

CUSIP #01446U103

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP #01446U103

1.	Name of reporting person
	S.S. or I.R.S. Identification No. of above person

  	Alerus Financial Corporation
	Taxpayer Identification No. 45-0375407

2.	Check the appropriate box if a member of a group*
  	(A)  [   ]	(B)  [ X ]

3.	Sec. use only

4.	Citizenship or place of organization
  	North Dakota

                	5.	Sole voting power
Number of			82,116
shares
Beneficially		6.	Shared voting power
owned by			678,797
each reporting
person with		7.	Sole dispositive power
                		82,116

			8.	Shared dispositive power
				678,797

9.	Aggregate amount beneficially owned by each reporting person
	760,913

10.	Check box if the aggregate amount in row (9) excludes certain shares*[ ]

11.	Percent of class represented by amount in row 9
   	17.3104%

12.	Type of reporting person*
    	HC





Securities and Exchange Commission
Washington, DC 20579

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Alerus Financial Corporation

Common Stock, $1 par value

CUSIP #01446U103

Check the following box if a fee is being paid with this statement [   ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP #01446U103

1.	Name of reporting person
  	S.S. or I.R.S. Identification No. of above person

   	Alerus Financial,N.A.
	Taxpayer Identification No. 45-0140105

2. 	Check the appropriate box if a member of a group*
	(A)  [   ]		(B)  [ x ]

3.	Sec. use only

4.	Citizenship or place of organization
	United States (National Bank)


			5.	Sole voting power
Number of			82,116
shares
Beneficially		6.	Shared voting power
owned by			678,797
each reporting
person with		7.	Sole dispositive power
				82,116

			8.	Shared dispositive power
				678,797

9.	Aggregate amount beneficially owned by each reporting person
  	760,913

10.	Check box if the aggregate amount in row (9) excludes certain shares*[ ]

11.	Percent of class represented by amount in row 9
   	17.3104%

12.	Type of reporting person*
   	BK


STATEMENT OF SCHEDULE 13G


Item 1(a)	Name of Issuer:
		Alerus Financial Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:
		401 Demers Ave.
		Grand Forks, ND 58201

Item 2(a)	Name of Person Filing:
		1.	Alerus Financial Corporation
		2.	Alerus Financial, N.A.

       		This Statement is filed by Alerus Financial Corporation on behalf of each of the above-named persons, pursuant to Rule 13d-1(f). Attached is an agreement in writing between the above-named persons that this Statement be so filed on behalf of each of them.

       		Alerus Financial,N.A. is a bank as defined in Section 3(a)(6) of the
		Act and is a wholly-owned subsidiary of	Alerus Financial
       		Corporation.

Item 2(b)	Address of Principal Business Office:
     		1.	Alerus Financial Corporation
			401 Demers Ave.
			Grand Forks, ND 58201



2.		Alerus Financial, N.A.
		401 Demers Ave.
		Grand Forks, ND 58201

Item 2(c)	Citizenship:
		1.	Alerus Financial Corporation is a Delaware corporation.
		2.	Alerus Financial,N.A. is a national banking association
	 		organized under the laws of the United States.

Item 2(d)	Title of Class of Securities
		Common Stock, $1 par value

Item 2(e)	CUSIP Number:
		01446U103


Item 3		If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
		1.	Alerus Financial Corporation is a parent holding company - Item 3
			classification: (g).


		2.	Alerus Financial,N.A. is a bank defined in Section 3(a)(6) of the
			Act - Item 3 classification: (b).

Item 4		Ownership
		(a)	Amount Beneficially Owner:  Alerus Financial,N.A. may be deemed the
			beneficial owner of 760,913 shares of Alerus Financial Corporation
			Common Stock held by it in a fiduciary capacity for various trusts,
			agency accounts, and other fiduciary accounts.  Alerus Financial
			Corporation, as the sole shareholder of Alerus Financial,N.A., may be
			deemed to beneficially own such shares indirectly.  Neither Alerus
			Financial Corporation nor Alerus Financial,N.A. has any rights to
			acquire additional shares through the exercise of options or otherwise.

		(b)	Percent of Class:	17.3104%

		(c)	Number of above shares as to which Alerus Financial,N.A. and,
               		indirectly, Alerus Financial Corporation, have:

			(i)	Sole power to vote or direct the vote:
				82,116 shares.

			(ii)	Shared power to vote or direct the vote:
				678,797 shares.

			(iii)	Sole power to dispose or to direct the disposition of:
				82,116 shares.

         		(iv)	Shared power to dispose or direct the disposition of:
				678,797 shares.

		The persons filing disclaim beneficial ownership of, and the filing of this Statement shall not be construed as an admission that the persons filing are beneficial owners of, the shares
		covered by this Statement for	purposes of Sections 13, 14, or
		16 of the Act.

Item 5		Ownership of Five Percent or Less of a Class:
		Not applicable.


Item 6		Ownership of More than Five Percent on Behalf of Another Person:

		All of the shares covered by this Statement are held in a fiduciary
		capacity.  Accordingly, persons other than Alerus Financial
		Corporation and Alerus Financial,N.A. have the right to receive or the
		power to direct the receipt of dividends from, or the proceeds from the
		sale of, such shares.  No person individually has such an interest that
		relates to more than five percent of the class.


Item 7		Identification and Classification of the Subsidiary Which Acquired the
		Security Being Reported on by the Parent Holding Company:

		This schedule is filed by a parent holding company on its own behalf
		and on behalf of its wholly-owned subsidiary bank (Item 3
		classification: [b]). Attached is an Exhibit identifying such subsidiary.

Item 8		Identification and Classification of Members of the Group:
		Not applicable.

Item 9		Notice of Dissolution of Group:
		Not applicable.

Item 10		Certification:

    		By signing below I certify that, to the best of my knowledge and
		belief, the securities referred to above were acquired in the
		ordinary course of business and were not acquired for the purpose
		of the issuer of such securities an were not acquired in connection
		with or as a participant in any transaction having such purposes or
		effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


								DATED:	February 15, 2008

								ALERUS FINANCIAL CORPORATION

																By: Bonnie Upham
								Its: Secretary










EXHIBIT TO SCHEDULE 13G


Item 7			Alerus Financial,N.A.

			Item 3 classification: (b).


AGREEMENT

The undersigned hereby agree that the Statement of Schedule 13G, to which this Agreement is attached shall be filed on behalf of Alerus Financial Corporation, a Delaware corporation, and Alerus Financial,N.A., a national banking association, by Alerus Financial Corporation, which owns all of the outstanding capital stock of Alerus Financial,N.A.

								DATED:   February 15, 2008


																ALERUS FINANCIAL CORPORATION

								By:  Bonnie Upham
								Its:  Secretary



								ALERUS FINANCIAL,N.A.
																By:  Bonnie Upham
								Its:  Secretary